SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Quantum Fuel Systems Technologies Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

74765E208
(CUSIP Number)

March 16, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E208	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these reported securities are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 74765E208	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these reported securities are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 74765E208	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,231,900 shares of Common Stock Warrants to purchase 6,776,000 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these reported securities are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 74765E208	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Quantum Fuel Systems Technologies Worldwide, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 17872 Cartwright Road, Irvine, CA 92614.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Investment Manager

Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "Empery Funds").

Reporting Individuals

Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by the Empery Funds.

Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is: 1 Rockefeller Plaza, Suite 1205 New York, New York 10020

CUSIP No. 74765E208	13G	Page 6 of 9 Pages

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.02 per share, (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

74765E208

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).______________________________________

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Schedule 14A filed on July 6, 2011, indicates that the total number of outstanding shares of Common Stock as of January 2, 2012 was 26,617,369. In addition, the Company's Current Report on Form 8-K filed on January 19 ,2012 indicates that the underwriters with respect to the offering of 10,526,315 Units that closed on December 21, 2011, exercised their Over-Allotment Option with respect to 221,250 Units, each unit consisting of one share of Common Stock and one warrant to purchase 0.6 share of Common Stock. Furthermore, on March 16, 2012 the Company consummated the offering of 17,200,000 shares of Common Stock described in the Free Writing Prospectus filed on March 16, 2012, pursuant to which the Empery Funds purchased certain of the securities reported herein. The percentage set forth in Row (11) of the cover page for each Reporting Person is based upon such total number of shares of Common Stock outstanding and assumes the exercise of the reported Warrants subject to the 9.9% Blocker (as defined below).  Pursuant to the terms of the reported warrants (the “Reported Warrants”), the Reporting Persons cannot exercise any of the Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 9.9% of the outstanding shares of Common Stock (the "9.9% Blocker"), and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.9% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of the Reported Warrants due to the 9.9% Blocker.

CUSIP No. 74765E208	13G	Page 7 of 9 Pages

In addition to the reported shares of Common Stock and the Reported Warrants, the Empery Funds hold Warrants to purchase an aggregate of up to 631,578 shares of Common Stock. However, pursuant to the terms of these Warrants, the Empery Funds cannot exercise any of these Warrants unless the Reporting Persons would not beneficially own, immediately after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blocker").  As of the date hereof, because of the 4.99% Blocker, the Reporting Persons do not beneficially own any shares of Common Stock underlying these Warrants.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74765E208	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 16, 2012

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner

/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
RYAN M. LANE

/s/ Martin D. Hoe
MARTIN D. HOE

CUSIP No. 74765E208	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  March 16, 2012

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner

/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
RYAN M. LANE

/s/ Martin D. Hoe
MARTIN D. HOE